Exhibit 99.2

Almacenes Éxito S.A.

Interim separate financial statements

As of September 30, 2024, and December 31, 2023, and for the periods of nine and three months ended September 30, 2024, and 2023

Almacenes Éxito S.A.

Interim separate statement of financial position

At September 30, 2024 and at December 31, 2023

(Amounts expressed in millions of Colombian pesos)

	Notes	At September 30, 2024	At December 31, 2023
Current assets
Cash and cash equivalents	6	486,282	980,624
Trade receivables and other receivables	7	333,514	436,942
Prepayments	8	17,250	20,505
Receivables from related parties	9	77,133	82,266
Inventories, net	10	2,368,825	1,993,987
Financial assets	11	5,778	2,378
Tax assets	23	688,122	496,180
Assets held for sale	39	2,645	2,645
Total current assets		3,979,549	4,015,527

Non-current assets
Trade receivables and other receivables	7	14,283	16,376
Prepayments	8	10,068	3,245
Other non-financial assets from related parties	9	542	52,770
Financial assets	11	11,076	11,148
Deferred tax assets	23	236,677	130,660
Property, plant and equipment, net	12	1,883,874	1,993,592
Investment property, net	13	64,679	65,328
Rights of use asset, net	14	1,488,138	1,556,851
Other intangible, net	15	178,723	190,346
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,620,479	4,091,366
Other assets		398	398
Total non-current assets		9,962,014	9,565,157
Total assets		13,941,563	13,580,684

Current liabilities
Loans and borrowings	19	1,759,300	578,706
Employee benefits	20	4,669	2,992
Provisions	21	42,194	16,406
Payable to related parties	9	84,720	209,607
Trade payables and other payable	22	3,280,292	4,144,324
Lease liabilities	14	288,702	290,080
Tax liabilities	23	75,064	100,449
Derivative instruments and collections on behalf of third parties	24	168,089	149,563
Other liabilities	25	128,767	200,604
Total current liabilities		5,831,797	5,692,731

Non-current liabilities
Loans and borrowings	19	163,115	236,812
Employee benefits	20	18,202	18,202
Provisions	21	12,286	11,499
Trade payables and other payable	22	21,033	37,348
Lease liabilities	14	1,427,433	1,481,062
Other liabilities	25	2,876	2,353
Total non-current liabilities		1,644,945	1,787,276
Total liabilities		7,476,742	7,480,007
Equity
Issued share capital	26	4,482	4,482
Reserves	26	1,491,489	1,431,125
Other equity components		4,968,850	4,665,070
Total equity		6,464,821	6,100,677
Total liabilities and equity		13,941,563	13,580,684

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of profit or loss

For the periods of nine and three months ended September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		January 1 to September 30		July 1 to September 30
	Notes	2024	2023	2024	2023
Continuing operations
Revenue from contracts with customers	27	11,251,640	11,067,542	3,815,390	3,718,490
Cost of sales	10	(9,042,039)	(8,783,409)	(3,085,897)	(2,979,541)
Gross profit		2,209,601	2,284,133	729,493	738,949

Distribution, administrative and selling expenses	28	(2,196,002)	(2,144,628)	(714,922)	(723,453)
Other operating revenue	30	38,010	22,638	13,315	6,932
Other operating expenses	30	(80,742)	(59,054)	(32,010)	(24,377)
Other losses, net	30	(3,134)	(4,866)	(177)	(542)
Operating (loss) profit		(32,267)	98,223	(4,301)	(2,491)

Financial income	31	67,722	182,627	5,919	16,212
Financial cost	31	(378,369)	(493,405)	(100,823)	(124,864)
Share of income in subsidiaries and joint ventures	32	146,570	164,153	45,338	54,328
Loss before income tax from continuing operations		(196,344)	(48,402)	(53,867)	(56,815)

Income tax gain	23	105,013	55,651	19,134	25,130
(Loss) profit for the period		(91,331)	7,249	(34,733)	(31,685)

Earnings per share (*)

Basic earnings per share (*):
Basic (loss) gain earnings per share from continuing operations	33	(70.37)	5.59	(26.76)	(24.41)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of other comprehensive income

For the periods of nine and three months ended September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		January 1 to September 30		July 1 to September 30
	Notes	2024	2023	2024	2023
(Loss) profit for the period		(91,331)	7,249	(34,733)	(31,685)

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Remeasurement gain on defined benefit plans		-	84	-	-
(Loss) gain from financial instruments designated at fair value	26	(259)	(1,042)	140	(903)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(259)	(958)	140	(903)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain loss from translation exchange differences (1)	26	(19,992)	(911,221)	(121,610)	(319,734)
Gain (loss) from cash flow hedge	26	1,038	1,169	(1,645)	2,486
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(18,954)	(910,052)	(123,255)	(317,248)
Total other comprehensive income		(19,213)	(911,010)	(123,115)	(318,151)
Total comprehensive income		(110,544)	(903,761)	(157,848)	(349,836)

Earnings per share:

Basic earnings per share (*):
Basic earnings (loss) per share from continuing operations	33	(85.17)	(696.35)	(121.62)	(269.55)

(*)	Amounts expressed in Colombian pesos.

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of changes in equity

At September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of Shares	Treasury shares	Legal Reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total Reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	7,249	-	7,249
Other comprehensive income	-	-	-	-	-	-	-	-	-	(984,823)	-	-	(984,823)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(65,389)	(65,389)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	488,728	488,728
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	73,813	-	72,412	146,225
Other net (decrease) in shareholders’ equity	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,478)	(7,547)	(11,133)
Balance at September 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,877,912)	422,263	2,008,486	6,502,453

Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(91,331)	-	(91,331)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(8,721)	-	-	(8,721)
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(82,108)	(82,108)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	564,827	564,827
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(10,492)	-	57,614	47,122
Other net increase (decrease) in shareholders’ equity	-	-	-	-	-	-	-	(105)	(105)	-	(11)	-	(116)
Balance at September 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,323,259)	316,993	2,451,140	6,464,821

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of cash flows

For the periods ended September 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Periods ended September 30,
	Notes	2024	2023
Operating activities
(Loss) profit for the period		(91,331)	7,249
Adjustments to reconcile (loss) profit for the period
Current income tax	23	1,563	2,966
Deferred income tax	23	(106,576)	(58,617)
Interest, loans and lease expenses	31	264,700	257,534
(Gain) loss from changes in fair value of derivative financial instruments	31	(15,621)	27,095
Allowance for expected credit losses, net	7.1	6,759	1,159
Losses on inventory obsolescence and damages, net	10.1	10,560	6,477
Employee benefit provisions	20	1,677	1,693
Provisions and reversals	21	65,642	22,975
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	396,576	381,666
Amortization of intangible assets	15	19,743	18,897
Share of profit in associates and joint ventures accounted for using the equity method	32	(146,570)	(164,153)
Loss from the disposal of non-current assets		3,355	5,862
Interest income	31	(1,968)	(10,480)
Operating income before changes in working capital		408,509	500,323

Decrease in trade receivables and other accounts receivable		99,343	80,152
(Increase) decrease in prepayments		(3,568)	9,647
Decrease (increase) in receivables from related parties		36,205	(1,199)
(Increase) in inventories		(378,342)	(53,619)
Decrease in tax assets		14,182	9,900
Payments of provisions	21	(39,067)	(33,962)
(Decrease) in trade payables and other accounts payable		(896,177)	(1,226,981)
(Decrease) increase in accounts payable to related parties		(124,887)	335
(Decrease) in tax liabilities		(25,385)	(24,349)
(Decrease) in other liabilities		(71,314)	(50,459)
Income tax, net		(198,380)	80,895
Net cash flows used in operating activities		(1,178,881)	(709,317)

Investing activities
Advances to subsidiaries and joint ventures		34,884	(129,561)
Acquisition of property, plant and equipment	12.1	(109,025)	(228,971)
Acquisition of intangible assets	15	(8,502)	(21,354)
Proceeds of the sale of property, plant and equipment		2,052	767
Dividends received		123,671	111,793
Net cash flows provided by (used in) investing activities		43,080	(267,326)
Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		23	-
Proceeds paid from financial assets		72	11
Received (payments) from collections on behalf of third parties		34,751	(34,808)
Proceeds from loans and borrowings	19	1,197,515	1,125,000
Repayment of loans and borrowings	19	(111,846)	(49,763)
Payments of interest of loans and borrowings	19	(132,409)	(131,027)
Lease liabilities paid	14.2	(221,908)	(206,280)
Interest on lease liabilities paid	14.2	(111,562)	(95,163)
Dividends paid	37	(15,145)	(217,255)
Interest received	31	1,968	10,480
Net cash flows provided by financing activities		641,459	401,195

Net decrease in cash and cash equivalents		(494,342)	(575,448)
Cash and cash equivalents at the beginning of period	6	980,624	1,250,398
Cash and cash equivalents at the end of period	6	486,282	674,950

The accompanying notes are an integral part of the interim separate financial statements.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and is a foreign issuer with the U.S the Securities and Exchange Commission (SEC).

Interim separate financial statements as of September 30, 2024, were authorized for issue in accordance with resolution of directors of the Company on November 12, 2024.

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.
-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.
-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.
-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.
-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.
-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.
-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of the Company was Casino Guichard-Perrachon S.A., which owned 47.29% (directly and indirectly) of its ordinary shares and control of its board of directors. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Starting from January 22, 2024 and at September 30, 2024 and as a consequence of mentioned in Note 5, the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp., which owns 86.84% (directly and indirectly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and disclosure and other significant accounting policies

The separate financial statements as of December 31, 2023, and the interim separate financial statements as of September 30, 2024, and for the periods ended September 30, 2024, and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and established in Colombia by Law 1314 of 2009, regulated by Decree 2420 of 2015 “Sole Regulatory Decree of Accounting and Financial Information and Information Assurance Standards” and the other amending decrees.

The interim separate financial statements for the periods ended September 30, 2024, and 2023 are disclosure in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2023, that were disclosed in accordance with IAS 1 and do not include all the information required for a separate financial statement disclosure in accordance with that IAS. The notes of this interim separate financial statements no do no provide insignificant updates to the information that was reported in the notes to the separate financial statements as of December 31, 2023. Some notes have been included to explain events and transactions that are relevant to understanding the changes in Company’s financial situation, as well as the operating performance since December 31, 2023, and for update the information reported in the separate financial statements as of December 31, 2023.

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Accounting policies

The accompanying interim separate financial statements at September 30, 2024 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2023, which are duly disclosed in the separate financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 3.1.

The adoption of the new standards in force as of January 1, 2024, mentioned in Note 4.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the separate financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

Nota 3.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the Average Cost method.

The Average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the Average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on earnings (loss) per share and net income (loss) for the periods ended September 30, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	Periods ended September 30,
	2024		2023		December 31, 2023
	Earnings per share (expressed in Colombian pesos)	Net income	(Loss) per share (expressed in Colombian pesos)	Net (loss)	Inventories	Cost of sales	Equity Method
Adjustment	2,99	3,883	(1,64)	(2,124)	11,534	(7,678)	(5,445)
Percentage	6.86%	6.86%	5.46%	5.46%	0.59%	0.26%	10.79%

Note 4. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 4.1. New and amended standards and interpretations.

The Company applied amendments and new interpretations to IFRS as issued by IASB, which are effective for accounting periods beginning on January 1, 2024. The new standards adopted are as follows:

Statement	Description	Applicable periods / impact
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, the Company reviewed non-financial covenants to disclosure its compliance.

Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

These changes did not have any impact in the financial statements.

Statement	Description	Applicable periods / impact
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, the Company disclosed these liabilities.

IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information.

The objective of IFRS S1 - General Requirements for the Disclosure of Sustainability–related Financial Information, is to require an entity to disclose information about all risks and opportunities related to sustainability that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects.” The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.

In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S1.

IFRS S2 - Climate-related Disclosures	The objective of IFRS S2 - Climate-related Disclosures, is to require an entity to disclose information about all risks and opportunities related to climate that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term (collectively referred to as “climate information”). The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.	In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S2.

Note 4.2. New and revised standards and interpretations issued and not yet effective.

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect up to the date of the issuance of the separate financial statements:

Statement	Description	Applicable periods
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

Its objective is to help investors analyze the financial performance of companies by providing more transparent and comparable information to make better investment decisions.

This IFRS introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. The companies choose the subtotals they wish to include, declaring an operating result, but the way it is calculated is different from one company to another, reducing comparability. The standard introduces three defined categories of income and expenses (operating, investing, and financing) to enhance the structure of the income statement and requires all companies to present new defined subtotals.

b. Transparency of performance measures defined for the management.: most companies do not provide enough information for investors to understand how the performance measures are calculated and how is the relation with the subtotals in the income statement. The standard requires that the companies disclose explanations about specific measures concerning with the income statement, referred to as performance measures defined for the management.

c. A more useful information in the financial statements: investors’ analysis of results is hindered if the information disclosed is either overly summarized or t much detailed. The standard provides detailed guidance about order of information and its disclosure in the main financial statements or in notes.

January 1, 2027, with early adoption permitted. No material effects are expected from the application of this IFRS.

Statement	Description	Applicable periods
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows for the simplification of reporting systems and processes for companies, reducing the costs of preparing the financial statements of subsidiaries while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply the IFRS for SMEs or national accounting standards for preparing their financial statements often have two sets of accounting records because the requirements of these SMEs Standards differ from IFRS.

This standard will solve these challenges in the following ways:

- Allowing subsidiaries to have a single set of accounting records to satisfice the needs of both their parent company and the users of their financial statements.

- Reducing disclosure requirements and adopting them to the needs of the users of their financial statements.

A subsidiary applies IFRS 19 if and only if:

a. The subsidiary does not disclose account to the market (generally, it is not traded and is not a financial institution); and

b. The intermediate or ultimate parent company discloses consolidated financial statements that are available tie the market and comply with IFRS.

January 1, 2027. No material effects are expected from the application of this IFRS because it is related with subsidiaries that use IFRS for SMEs or national accounting standards.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and governance characteristics and similar attributes. According to the characteristics of contractual cash flows, there is confusion about whether these assets should be measured at amortized cost or fair value.

With these modifications, IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial assets and comprehensive income with contingent characteristics, such as aspects related to environmental, social, and governance issues.

Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems. The modifications clarify the date on which a financial asset or liability is derecognized.

IASB also developed an accounting policy that allows derecognize a financial liability before delivering cash on the settlement date if the following criteria are met: (a) the entity does not have the ability to withdraw, stop, or cancel the payment instructions; (b) the entity does not have the ability to access the cash that will be used for the payment instruction; and (c) there is no significant risk associated with the electronic payment system.

January 1, 2026. No material effects are expected from the application of these Amendments.

Annual improvements to IFRS standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows.

The issued amendments include clarifications, precisions regarding cross-referencing of standards and obsolete references, changes to normative examples, and revisions to certain wording in some paragraphs. The aim of these changes is to enhance the understandability of these standards and to avoid ambiguities in their interpretation.

January 1, 2026. with early adoption permitted. No material effects are expected from the application of these Amendments.

Note 5. Relevant facts

Change in controlling entity

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	September 30, 2024	December 31, 2023
Cash at banks and on hand	445,948	970,325
Fiduciary rights – money market like (1)	38,921	8,981
Funds	1,413	1,318
Total cash and cash equivalents	486,282	980,624

(1)	The balance is as follows:

	September 30, 2024	December 31, 2023
Corredores Davivienda S.A.	32,563	172
Fondo de Inversión Colectiva Abierta Occirenta	3,594	167
BBVA Asset S.A.	2,062	165
Fiduciaria Bogota S.A.	465	2,600
Fiducolombia S.A.	226	5,264
Credicorp Capital	11	613
Total fiduciary rights	38,921	8,981

The increase corresponds to new fiduciary rights to be used in the Company’s real estate operation.

At September 30, 2024, the Company recognized interest income from cash at banks and cash equivalents in the amount of $1,968 (September 30, 2023 - $10,480), which were recognized as financial income as detailed in Note 31.

At September 30, 2024 and at December 31, 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	September 30, 2024	December 31, 2023
Trade receivables (Note 7.1.)	147,101	229,753
Other account receivables (Note 7.2.)	200,696	223,565
Total trade receivables and other account receivables	347,797	453,318
Current	333,514	436,942
Non-Current	14,283	16,376

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	September 30, 2024	December 31, 2023
Trade accounts	103,583	177,252
Sale of real-estate project inventories	40,194	39,277
Net investment in leases	5,760	5,903
Rentals and dealers	4,142	11,466
Employee funds and lending	301	15
Allowance for expected credit loss	(6,879)	(4,160)
Trade receivables	147,101	229,753

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the period ended September 30, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $6,759 ($1,159 - expense for the period ended September 30, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2022	5,093
Additions (Note 28)	11,014
Reversal of allowance for expected credit losses (Note 30)	(9,855)
Write-off of receivables	(576)
Balance at September 30, 2023	5,676

Balance at December 31, 2023	4,160
Additions (Note 28)	20,819
Reversal of allowance for expected credit losses (Note 30)	(14,060)
Write-off of receivables	(4,040)
Balance at September 30, 2024	6,879

Note 7.2. Other account receivables

The balance of other account receivables is shown below:

	September 30, 2024	December 31, 2023
Business agreements (1)	94,880	120,237
Recoverable taxes	60,228	47,793
Other loans or advances to employees	33,842	31,295
Money remittances	4,787	18,892
Sale of property, plant, and equipment	1,859	112
Money transfer services	1,489	653
Other	3,611	4,583
Total other account receivables	200,696	223,565

(1)	The variation corresponds mainly to the decrease in the account receivable from Caja de Compensación Familiar - Cafam related to family subsidies in amount of $20,666. Additionally, there was a reduction in account receivable from agreements with companies that provide benefits to their associates in amount of $8,500.

Note 8. Prepayments

The balance of prepayments is shown below:

	September 30, 2024	December 31, 2023
Insurance	16,872	19,668
Leases (1)	10,442	3,619
Other prepayments	4	463
Total prepayments	27,318	23,750
Current	17,250	20,505
Non-Current	10,068	3,245

(1)	Corresponds to the leases paid in advance of the following real estate:

	September 30, 2024	December 31, 2023
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	3,302	3,583
Proyecto Arábica	36	36
Total leases	10,442	3,619

Note 9. Related parties

As mentioned in the control´s change in Note 5, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Calleja S. A. de C.V.

-	Camma Comercial Group. Corp.

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition agreement of telephone plans and contact of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts of energy trading services.

-	Éxito Industrias S.A.S.: Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for reimbursement of expenses and administrative services.

-	Patrimonio Autónomo Viva Malls: Real estate lease, administrative services, and reimbursement of expenses.

-	Marketplace Internacional Exito y Servicios S.A.S.: Software use license and contract for the service of “Éxito referrals”.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to purchase of goods and services received.

As mentioned in Note 1, at September 30, 2024, the controlling entity of the Company is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of the Company was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Subsidiaries (1)	47,018	38,690	15,482	12,536
Joint ventures (2)	40,190	48,356	12,774	16,583
Casino Group companies (3)	-	2,767	-	1,335
Total revenue	87,208	89,813	28,256	30,454

(1)	Revenue relates to the administration services to Éxito Industrias S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Patrimonios Autónomos	27,282	19,780	8,941	6,041
Almacenes Éxito Inversiones S.A.S.	15,628	14,629	5,230	5,048
Logística, Transporte y Servicios Asociados S.A.S.	2,010	2,007	731	611
Éxito Viajes y Turismo S.A.S.	1,124	1,270	321	417
Éxito Industrias S.A.S.	813	899	201	383
Transacciones Energéticas S.A.S. E.S.P.	161	105	58	36
Total	47,018	38,690	15,482	12,536

(2)	The amount of revenue with each joint venture is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	30,722	37,686	9,727	12,751
Yield on bonus, coupons and energy	5,062	5,737	1,829	2,113
Lease of real estate	3,174	3,019	1,009	966
Services	373	784	50	291
Total	39,331	47,226	12,615	16,121

Puntos Colombia S.A.S.
Services	332	909	14	241

Sara ANV S.A.
Services	527	221	145	221

Total	40,190	48,356	12,774	16,583

(3)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Relevanc Colombia S.A.S.	-	1,935	-	808
Casino International	-	715	-	527
Casino Services	-	77	-	-
Distribution Casino France	-	40	-	-
Total	-	2,767	-	1,335

The amount of costs and expenses arising from transactions with related parties is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Subsidiaries (1)	292,791	275,799	99,002	94,227
Key management personnel (2)	70,350	45,269	4,562	10,071
Joint ventures (3)	85,161	81,453	28,993	27,818
Casino Group companies (4)	-	6,568	-	712
Controlling entity	-	10,849	-	2,909
Members of the Board	468	2,434	25	785
Total cost and expenses	448,770	422,372	132,582	136,522

(1)	Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Logística, Transporte y Servicios Asociados S.A.S.	145,294	130,329	49,111	45,969
Patrimonios Autónomos	82,125	80,305	27,287	25,057
Éxito Industrias S.A.S.	48,770	49,841	16,944	17,803
Almacenes Éxito Inversiones S.A.S.	13,725	12,683	4,618	4,369
Transacciones Energéticas S.A.S. E.S.P.	1,502	736	505	251
Marketplace Internacional Exito y Servicios S.A.S.	1,183	1,686	497	659
Éxito Viajes y Turismo S.A.S.	192	219	40	119
Total	292,791	275,799	99,002	94,227

(2)	Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Short-term employee benefits	69,814	41,811	4,409	7,680
Post-employment benefits	536	1,252	153	185
Termination benefits	-	2,206	-	2,206
Total key management personnel compensation	70,350	45,269	4,562	10,071

(3)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	8,610	9,996	2,603	3,280

Puntos Colombia S.A.S.
Cost of customer loyalty program	76,551	71,457	26,390	24,538

Total	85,161	81,453	28,993	27,818

(4)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Distribution Casino France	-	1,850	-	-
Euris	-	1,393	-	428
International Retail Trade and Services IG	-	1,195	-	159
Casino Services	-	1,166	-	73
Companhia Brasileira de Distribuição S.A. – CBD	-	549	-	-
Relevanc Colombia S.A.S.	-	404	-	41
Cdiscount S.A.	-	11	-	11
Total	-	6,568	-	712

Note 9.3. Receivable and Other non-financial assets from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable		Other non-financial assets
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Subsidiaries (1)	45,438	31,387	-	280
Joint ventures (2)	31,695	44,178	542	52,490
Casino Group companies (3)	-	5,135	-	-
Controlling entity	-	1,566	-	-
Total	77,133	82,266	542	52,770
Current	77,133	82,266	-	-
Non-Current	-	-	542	52,770

(1)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	September 30, 2024	December 31, 2023
Patrimonios Autónomos (a)	35,849	22,366
Libertad S.A.	7,982	7,277
Almacenes Éxito Inversiones S.A.S.	714	541
Éxito Industrias S.A.S.	602	502
Logística, Transporte y Servicios Asociados S.A.S.	187	378
Éxito Viajes y Turismo S.A.S.	60	196
Transacciones Energéticas S.A.S. E.S.P.	36	96
Marketplace Internacional Exito y Servicios S.A.S.	7	30
Devoto Hermanos S.A.	1	1
Total accounts receivable from subsidiaries	45,438	31,387

(a)	In 2024, includes $31,568 (2023 - $19,604) of dividend declared.

-	The balance of accounts receivable from subsidiaries by concept is as follows

	September 30, 2024	December 31, 2023
Charge for dividends declared	31,568	19,604
Strategic direction services	7,981	7,277
Administrative services	1,814	1,886
Reimbursement of expenses	335	450
Other services	3,740	2,170
Total accounts receivable from subsidiaries	45,438	31,387

(2)	The balance of receivables by each joint ventures and by each concept:

-	Receivables:

	September 30, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	4,586	4,697
Other services	105	1,744
Total	4,691	6,441

Puntos Colombia S.A.S.
Redemption of points	26,946	37,510

Sara ANV S.A.
Other services	58	227

Total receivables	31,695	44,178

-	Other non-financial assets:

The amount of $542 as of September 30, 2024, corresponds to payments made to Sara ANV S.A. for the subscription of shares. The amount of $52,490 as of December 31, 2023, corresponded to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization had not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	September 30, 2024	December 31, 2023
Casino International	-	3,224
Relevanc Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
Casino Services	-	7
Total Casino Group companies	-	5,135

Note 9.4. Payables to related parties

The balance of payables to related parties is shown below:

	September 30, 2024	December 31, 2023
Joint ventures (1)	40,006	43,779
Subsidiaries (2)	44,714	164,180
Casino Group companies (3)	-	976
Controlling entity	-	672
Total	84,720	209,607

(1)	The balance of payables by each joint venture is as follows:

	September 30, 2024	December 31, 2023
Puntos Colombia S.A.S. (a)	39,960	43,733
Compañía de Financiamiento Tuya S.A.	46	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	40,006	43,779

(a)	Represents the balance arising from points (accumulations) issued.

(2)	The balance of accounts payable by each subsidiary and by each concept:

-	The balance of payables by each subsidiary is as follows:

	September 30, 2024	December 31, 2023
Éxito Industrias S.A. (a)	17,414	137,005
Logística, Transporte y Servicios Asociados S.A.S.	15,104	16,559
Transacciones Energéticas S.A.S. E.S.P.	4,341	3,223
Patrimonios Autónomos	4,305	3,576
Almacenes Éxito Inversiones S.A.S.	3,277	3,483
Marketplace Internacional Exito y Servicios S.A.S.	190	317
Éxito Viajes y Turismo S.A.S.	83	17
Total accounts payable to subsidiaries	44,714	164,180

(a)	Decrease corresponds mainly to payments of accounts payable from previous years.

-	The balance payable to subsidiaries by concept is as follows:

	September 30, 2024	December 31, 2023
Purchase of assets and inventories	16,801	134,424
Transportation service	15,104	14,858
Energy service	4,324	3,218
Mobile recharge collection service	3,007	3,453
Lease of property	1,746	2,510
Purchase of tourist trips	83	17
Other services received	3,649	5,700
Total accounts payable to subsidiaries	44,714	164,180

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	September 30, 2024	December 31, 2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Total Casino Group companies	-	976

Note 9.5. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	September 30, 2024	December 31, 2023
Subsidiaries (Patrimonios Autónomos - Stand-alone trust funds) (Note 14.2)	465,399	459,763
Current	56,825	49,934
Non-Current	408,574	409,829

Note 9.6. Collections on behalf of third parties with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	September 30, 2024	December 31, 2023
Subsidiaries (1)	126,662	34,088
Joint ventures (2)	17,968	26,506
Total	144,630	60,594

(1)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2)	Mainly represents collections received from customers related to the use of Tarjeta Éxito card, owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	September 30, 2024	December 31, 2023
Inventories (1)	2,229,440	1,922,045
Inventories in transit	68,753	17,750
Raw materials	41,180	28,358
Real estate project inventories (2)	22,641	18,003
Materials, spares, accessories and consumable packaging	6,811	7,738
Production in process	-	93
Total inventories	2,368,825	1,993,987

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2.)	6,477
Balance at September 30, 2023	16,446

Balance at December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	10,560
Balance at September 30, 2024	28,507

(2)	For 2024, represents López de Galarza real estate project for $776 (December 31, 2023 - $776), Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), Éxito La Colina real estate project for $3,047 and Éxito Montería Centro real estate project for $4,009.

At September 30, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Cost of goods sold (1)	10,177,778	9,878,967	3,482,972	3,354,147
Trade discounts and purchase rebates	(1,706,529)	(1,620,061)	(598,047)	(560,215)
Logistics costs (2)	424,087	388,785	138,398	136,325
Damage and loss	136,143	129,241	57,640	46,244
Loss recognized during the period (Note 10.1)	10,560	6,477	4,934	3,040
Total cost of sales	9,042,039	8,783,409	3,085,897	2,979,541

(1)	For the period ended September 30, 2024, includes $21,986 of depreciation and amortization cost (September 30, 2023 - $22,013).

(2)	The detail is shown below:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Employee benefits	241,040	225,853	80,625	77,464
Services	127,899	112,262	39,188	41,295
Depreciations and amortizations	49,940	46,560	16,654	15,886
Upload and download operators	3,946	3,126	1,481	1,083
Leases	1,262	984	450	597
Total logistics costs	424,087	388,785	138,398	136,325

Note 11. Financial assets

The balance of financial assets is shown below:

	September 30, 2024	December 31, 2023
Financial assets measured at fair value through other comprehensive income (1)	10,658	10,676
Derivative financial instruments (2)	5,752	-
Financial assets measured at fair value through profit or loss	418	472
Derivative financial instruments designated as hedge instruments (3)	26	2,378
Total financial assets	16,854	13,526
Current	5,778	2,378
Non-Current	11,076	11,148

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	September 30, 2024	December 31, 2023
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	32	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	10,658	10,676

(2)	Derivative relates to forward of exchange rates. The fair value of these instruments is determined based on valuation models used by market participants.

At September 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Foreign currency liabilities	USD / COP EUR / COP	1 USD / $4,441.68 1 EUR / $4,552.33	5,752

The detail of maturities of these instruments at September 30, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	1,846	3,005	901	-	-	5,752

(3)	Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At September 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Loans and borrowings	USD / COP	1 USD / $4,200.51	26

The detail of maturities of these hedge instruments at September 30, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	26	-	-	-	-	26

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	999	-	870	509	-	2,378

At September 30, 2024 and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired at September 30, 2024, and at December 31, 2023.

Note 12. Property, plant and equipment, net

The net balance of property, plant and equipment is shown below:

	September 30, 2024	December 31, 2023
Land	442,358	445,269
Buildings	953,789	960,056
Machinery and equipment	897,908	881,732
Furniture and fixtures	553,450	539,865
Assets under construction	6,144	6,139
Improvements to third-party properties	457,293	457,570
Vehicles	7,506	7,584
Computers	296,570	293,597
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	3,615,307	3,592,101
Accumulated depreciation	(1,731,433)	(1,598,509)
Total property, plant and equipment, net	1,883,874	1,993,592

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and Fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	447,733	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	15,623	66,448	27,742	269	23,458	-	21,822	-	155,362
(Disposals and derecognition)	-	-	(22,024)	(7,747)	(395)	(873)	(1,136)	(5,458)	-	(37,633)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(10,895)	(3,608)	(391)	(553)	-	(2,946)	-	(18,393)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,283	-	1,346
Balance at September 30, 2023	445,269	958,207	861,204	535,214	9,639	451,974	7,588	292,455	16,050	3,577,600

Balance at December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	-	35,527	21,125	171	9,783	110	5,332	-	72,048
(Disposals and derecognition)	(151)	-	(14,697)	(4,249)	(48)	(9,632)	(188)	(1,536)	-	(30,501)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(4,647)	(3,291)	(118)	(428)	-	(823)	-	(9,307)
(Decrease) from transfers (to) other balance sheet accounts - inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	(9,034)
Balance at September 30, 2024	442,358	953,789	897,908	553,450	6,144	457,293	7,506	296,570	289	3,615,307

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	228,805	462,032	337,282	227,500	7,591	152,918	6,373	1,422,501
Depreciation	21,249	53,206	38,974	25,814	474	25,009	591	165,317
(Disposals and derecognition)	-	(17,213)	(6,695)	(806)	(1,016)	(4,886)	-	(30,616)
Other minor movements	(660)	-	-	-	-	-	-	(660)
Balance at September 30, 2023	249,394	498,025	369,561	252,508	7,049	173,041	6,964	1,556,542

Balance at December 31, 2023	256,273	512,902	382,109	258,768	7,126	181,327	4	1,598,509
Depreciation	21,494	51,257	34,321	26,615	232	25,105	-	159,024
(Disposals and derecognition)	-	(11,976)	(3,801)	(6,635)	(183)	(1,527)	-	(24,122)
(Decrease) from transfers (to) other balance sheet accounts - Inventories	(1,977)	(1)	-	-	-	-	-	(1,978)
Balance at September 30, 2024	275,790	552,182	412,629	278,748	7,175	204,905	4	1,731,433

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At September 30, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At September 30, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

At September 30, 2024 and at December 31, 2023, the Company has insurance for cover the loss ‘risk over this property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to September 30
	2024	2023
Additions	72,048	155,362
Additions to trade payables for deferred purchases of property, plant and equipment	(109,857)	(217,320)
Payments for deferred purchases of property, plant and equipment	146,834	290,929
Acquisition of property, plant and equipment in cash	109,025	228,971

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	September 30, 2024	December 31, 2023
Land	43,087	43,087
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,513	73,513
Accumulated depreciation	(8,772)	(8,123)
Impairment	(62)	(62)
Total investment properties, net	64,679	65,328

The movements in the accumulated depreciation during the period presented is as follows:

Accumulated depreciation	Buildings
Balance at December 31, 2022	7,258
Depreciation expenses	649
Balance at September 30, 2023	7,907

Balance at December 31, 2023	8,123
Depreciation expenses	649
Balance at September 30, 2024	8,772

At September 30, 2024 and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At September 30, 2024 and at December 31, 2023, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out annually by an independent third party.

Note 14. Leases

Note 14.1 Right of use asset, net

The net balance of right of use asset is shown below:

	September 30, 2024	December 31, 2023
Right of use asset	3,340,428	3,203,928
Accumulated depreciation	(1,852,290)	(1,647,077)
Total right of use asset, net	1,488,138	1,556,851

The movement of right of use asset and accumulated depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,929,731
Increase from new contracts	27,333
Remeasurements from existing contracts (1)	193,285
Derecognition and disposal (2)	(14,467)
Others	30,634
Balance at September 30, 2023	3,166,516

Balance at December 31, 2023	3,203,928
Increase from new contracts	19,119
Remeasurements from existing contracts (1)	149,635
Derecognition and disposal (2)	(31,690)
Others	(564)
Balance at September 30, 2024	3,340,428

Accumulated depreciation
Balance at December 31, 2022	1,341,788
Depreciation	215,700
Derecognition and disposal (2)	(13,513)
Others	34,812
Balance at September 30, 2023	1,578,787

Balance at December 31, 2023	1,647,077
Depreciation	236,903
Derecognition and disposal (2)	(31,690)
Balance at September 30, 2024	1,852,290

(1)	Mainly results from the extension of contract terms, indexation, or lease modifications.

(2)	Mainly results from the early termination of building lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	September 30, 2024	December 31, 2023
Buildings	3,339,318	3,196,471
Vehicles	1,110	2,251
Equipment (a)	-	5,206
Total	3,340,428	3,203,928

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	September 30, 2024	December 31, 2023
Buildings	1,851,460	1,641,125
Vehicles	830	1,288
Equipment (a)	-	4,664
Total	1,852,290	1,647,077

(a)	Decrease by termination of the contracts.

Depreciation expense by class of underlying asset is shown below:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Buildings	236,002	214,154	79,315	73,635
Vehicles	361	146	72	(543)
Equipment	540	1,400	-	1,046
Total depreciation	236,903	215,700	79,387	74,138

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At September 30, 2024, the average remaining term of lease contracts is 11.20 years (11.50 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liabilities

The balance of lease liabilities is shown below:

	September 30, 2024	December 31, 2023
Lease liabilities (1)	1,716,135	1,771,142
Current	288,702	290,080
Non-Current	1,427,433	1,481,062

(1)	Includes $465,399 (December 31, 2023- $459,763) of lease liabilities with related parties (Note 9.5).

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,787,096
Additions	27,333
Accrued interest (Note 31)	96,934
Remeasurements	193,285
Terminations	(5,062)
Payments of lease liabilities	(206,279)
Interest payments on lease liabilities	(95,164)
Balance at September 30, 2023	1,798,143

Balance at December 31, 2023	1,771,142
Additions	19,119
Accrued interest (Note 31)	111,063
Remeasurements	149,635
Terminations	(1,354)
Payments of lease liabilities	(221,908)
Interest payments on lease liabilities	(111,562)
Balance at September 30, 2024	1,716,135

Below are the future lease liability payments at September 30, 2024:

Up to one year	331,930
From 1 to 5 years	1,101,273
More than 5 years	853,611
Minimum lease liability payments	2,286,814
Future financing	(570,679)
Total minimum net lease liability payments	1,716,135

Note 15. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	September 30, 2024	December 31, 2023
Trademarks	86,433	86,427
Computer software	241,928	239,493
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	348,874	346,433
Accumulated amortization	(170,151)	(156,087)
Total other intangible assets, net	178,723	190,346

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	16,058	-	-	21,354
Transfers to other balance sheet accounts – property, plant and equipment	-	(1,346)	-	-	(1,346)
Other minor	-	7	-	-	7
Balance at September 30, 2023	86,427	247,117	20,491	22	354,057

Balance at December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	6	8,496	-	-	8,502
(Disposals and derecognition)	-	(6,061)	-	-	(6,061)
Balance at September 30, 2024	86,433	241,928	20,491	22	348,874

Accumulated amortization	Computer software	Total
Balance at December 31, 2022	142,838	142,838
Amortization	18,897	18,897
Balance at September 30, 2023	161,735	161,735

Balance at December 31, 2023	156,087	156,087
Amortization	19,743	19,743
Disposals and derecognition	(5,679)	(5,679)
Balance at September 30, 2024	170,151	170,151

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704, Taeq trademark acquired in 2023 in amount of $5,296 and Finlandek trademark acquired in 2024 in amount of $6.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

At September 30, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	September 30, 2024	December 31, 2023
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Cafam	122,219	122,219
Others	49,789	49,789
Total goodwill	1,453,077	1,453,077

Goodwill has indefinite useful life on the grounds of the Company’s considerations thereon, and consequently it is not amortized.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	September 30, 2024	December 31, 2023
Spice Investment Mercosur S.A.	Subsidiary	2,002,237	1,958,360
Onper Investment 2015 S.L.	Subsidiary	1,075,028	602,306
Patrimonio Autónomo Viva Malls	Subsidiary	1,010,117	1,022,196
Compañía de Financiamiento Tuya S.A.	Joint venture	278,368	220,079
Éxito Industrias S.A.S.	Subsidiary	188,036	225,768
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	19,650	19,996
Puntos Colombia S.A.S.	Joint venture	15,601	9,986
Almacenes Éxito Inversiones S.A.S.	Subsidiary	7,395	5,859
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	5,794	6,263
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	5,106	4,290
Éxito Viajes y Turismo S.A.S.	Subsidiary	5,094	6,728
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,682	2,814
Sara ANV S.A.	Joint venture	991	2,292
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	410	409
Gestión y Logistica S.A.	Subsidiary	120	170
Total investments accounted for using the equity method		4,620,479	4,091,366

There are no restrictions on the capability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or loan repayments or advance payments.

The Company has no contingent liabilities incurred related to its participation therein.

The Company has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

The corporate purpose, other corporate information and financial information regarding investments accounted for using the equity method were duly disclosed in the separate financial statements presented at the closing of 2023.

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	4,788,226
Capital increases (reduction), net	153,966
Share of income (Note 32)	164,153
Share in equity movements	(512,555)
Dividends declared	(111,793)
Balance at September 30, 2023	4,569,091

Balance at December 31, 2023	4,091,366
Capital increases (reduction), net	17,332
Share of income (Note 32)	146,570
Share in equity movements	519,954
Dividends declared	(154,743)
Balance at September 30, 2023	4,620,479

Note 18. Non-cash transactions

During the periods ended September 30, 2024, and September 30, 2023, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	September 30, 2024	December 31, 2023
Bank loans	1,922,415	815,518
Current	1,759,300	578,706
Non-current	163,115	236,812

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	791,098
Proceeds from loans and borrowing	1,125,000
Interest accrued (Note 31)	160,600
Repayment of loans and borrowings	(49,763)
Payments of interest of loans and borrowings	(131,027)
Balance at September 30, 2023	1,895,908

Balance at December 31, 2023 (1)	815,518
Proceeds from loans and borrowing (2)	1,197,515
Interest accrued (Note 31)	153,637
Repayment of loans and borrowings (3)	(111,846)
Payments of interest of loans and borrowings	(132,409)
Balance at September 30, 2024	1,922,415

(1)	The balance at December 31, 2023 mainly includes $108,969 of a bilateral credit taken on March 27, 2020, $136,727 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $202,663; $126,478 y $114,053 taken on March 26, 2021 as well as $101,280 and $25,348 of anew bilateral credits taken on August 28, 2023.

(2)	The Company requested disbursement of $30,000; $70,000 y $230,000 against one of its outstanding bilateral revolving credits entered February 18, 2022; disbursement of $300,000 against the bilateral revolving credit entered on October 10, 2022, and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In February 2024, the Company requested disbursements for $70,000 against the bilateral revolving credit entered on February 18, 2022 and for $100,000 against the bilateral revolving credit entered on February 12, 2024.

In August and September 2024, the Company requested disbursements for $132,515 against the bilateral credit entered on August 09, 2024 and $65,000 against bilateral credit entered September 02, 2024.

(3)	During the period ended September 30, 2024, the Company paid $50,000 corresponding on the renewal on the bilateral credit contract signed on March 26, 2021, $25,596 corresponds to two bilateral credits signed on March 26, 2021; $36,250 against bilateral credit entered March 27, 2020.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred.

Below is a detail of maturities for non-current loans and borrowings outstanding at September 30, 2024, discounted at present value (amortized cost):

Year	Total
2025	79,193
2026	47,343
2027	14,873
>2028	21,706
163,115

As of September 30, 2024, the Company has not available unused credit lines.

Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period.

As at December 31, 2023, the Company complied with its covenants.

Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non-financial covenant, which at December 31, 2023, were complied.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	September 30, 2024	December 31, 2023
Defined benefit plans	20,926	19,424
Long-term benefit plan	1,945	1,770
Total employee benefits	22,871	21,194
Current	4,669	2,992
Non-Current	18,202	18,202

Note 21. Provisions

The balance of provisions is shown below:

	September 30, 2024	December 31, 2023
Restructuring	28,197	5,125
Legal proceedings (1)	13,054	14,442
Taxes other than income tax	-	242
Other	13,229	8,096
Total provisions	54,480	27,905
Current	42,194	16,406
Non-Current	12,286	11,499

At September 30, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. There is no individual material process included in these provisions. The balance is comprised of:

	September 30, 2024	December 31, 2023
Labor legal proceedings	9,401	8,031
Civil legal proceedings	3,653	6,411
Total legal proceedings	13,054	14,442

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	5,271	-	21,024	3,756	30,051
Payments	(1,358)	-	(27,839)	(4,765)	(33,962)
Reversals (not used)	(2,103)	(3,336)	(1,265)	(372)	(7,076)
Balance at September 30, 2023	14,505	242	2,377	6,070	23,194

Balance at December 31, 2023	14,442	242	5,125	8,096	27,905
Increase	4,875	-	54,398	16,765	76,038
Payments	(725)	-	(29,640)	(8,702)	(39,067)
Reversals (not used)	(4,793)	(242)	(1,686)	(3,675)	(10,396)
Other transfers	(745)	-	-	745	-
Balance at September 30, 2024	13,054	-	28,197	13,229	54,480

Note 22. Trade payables and other payable

	September 30, 2024	December 31, 2023
Payables to suppliers of goods	2,201,217	2,024,389
Payables and other payable - agreements (1)	351,866	1,561,620
Withholding tax payable (2)	223,739	42,537
Payables to other suppliers	220,008	252,212
Employee benefits	178,712	166,428
Purchase of assets (3)	53,053	87,623
Dividends payable (4)	52,700	2,315
Tax payable	3,373	9,033
Other	16,657	35,515
Total trade payables and other payable	3,301,325	4,181,672
Current	3,280,292	4,144,324
Non-Current	21,033	37,348

(1)	The detail of payables and other payable - agreements is shown below:

	September 30, 2024	December 31, 2023
Payables to suppliers of goods	294,927	1,428,380
Payables to other suppliers	56,939	133,240
Total payables and other payable – agreements	351,866	1,561,620

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

(3)	The decrease is basically for payment in amount of $20,530 from Clearpath contract and a payment in amount of $14,040 from other contracts.

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company.

The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don’t legally modify the nature of the commercial transactions.

(4)	The increase corresponds to the dividends declared in 2024.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023 and onwards, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	The base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	The tax on occasional payable by legal entities on total occasional gains obtained during the taxable year. For 2024 and 2023 the rate is 15%.

d.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $14 in 2024) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

e.	Taxes, levies and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

f.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements.

g.	The annual adjustment applicable at December 31, 2023 to the cost of furniture and real estate deemed fixed assets is 12.40%.

h.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

Tax credits

Pursuant to tax regulations in force, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At September 30, 2024, the Company has accrued $61,415 (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Movements of excess presumptive income	-
Balance at September 30, 2024	61,415

At September 30, 2024, the Company has accrued tax losses amounting to $1,006,444 (at December 31, 2023 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2022	740,337
Tax losses during the period	-
Balance at December 31, 2023	740,337
Tax losses during the period	266,107
Balance at September 30, 2024	1,006,444

Finality of tax returns

The general finality of income tax returns is 3 years, and for taxpayers required to file transfer pricing information and returns giving rise to loss and tax offsetting is 5 years.

For 2024 and until 2026, if there is a 35% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax return for 2023, 2022, 2021 and 2020 showing a balance receivable is open to review for 5 years as of filing date; the income tax return for 2019 showing tax losses and a balance receivable is open to review for 5 years as of filing date; the income tax return for 2018, where tax losses and balances receivable were assessed, are open to review for 6 years as of filing date.

Tax advisors and Company management are of the opinion that no additional taxes payable will be assessed, other than those carried at September 30, 2024.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	September 30, 2024	December 31, 2023
Income tax credit receivable	470,026	274,411
Tax discounts applied	143,971	133,608
Industry and trade tax advances and withholdings	56,721	70,904
Tax discounts from taxes paid abroad	17,404	17,257
Total current tax assets	688,122	496,180

Current tax liabilities

	September 30, 2024	December 31, 2023
Industry and trade tax payable	70,055	96,829
Tax on real estate	5,009	3,620
Total current tax liabilities	75,064	100,449

Note 23.3. Income tax

The reconciliation between accounting (loss) income and the liquid (loss) and the calculation of the tax expense are as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
(Loss) profit before income tax	(196,344)	(48,402)	(53,867)	(56,815)
Add
IFRS adjustments with no tax effects (1)	30,807	(115,316)	131,729	(12,560)
Non-deductible expenses	13,955	18,247	6,654	4,897
Tax on financial transactions	6,884	6,596	1,508	1,549
Provisions and receivables write-offs	5,363	3,599	3,191	3,599
Special deduction for donation to food banks and others	4,274	(765)	1,498	1,034
ICA deduction paid after the presentation of the income	1,229	(162)	-	-
Fines, penalties and litigation	584	1,712	136	1,277
Taxes taken on and revaluation	477	576	236	283
Net income - recovery of depreciation of assets sold	250	1,492	200	261
Reimbursement deduction of income-producing fixed assets for sale of assets	-	101	-	-
Less
Tax-exempt dividends received from subsidiaries	(68,456)	(12,620)	(64,214)	(10,000)
Recovery of costs and expenses	(3,410)	(16,856)	(72)	265
Deduction from hiring of handicapped employees	(1,912)	(1,858)	(637)	(619)
Profit sale of fixed assets declared occasional gain	(1,681)	(21,781)	(509)	(557)
Non-deductible taxes	(528)	(359)	28	(3)
30% additional deduction on salaries paid to apprentices	-	(193)	-	(64)
Net (loss)	(208,508)	(185,989)	25,881	(67,453)
Exempt income	57,599	38,239	25,264	-
Liquid (loss)	(266,107)	(224,228)	617	(67,453)
Income tax rate	35%	35%	35%	35%
Subtotal current income tax (expense)	-	-	-	-
(Expense) tax on casual profits	(9)	(389)	(9)	-
Adjustment in respect of current income tax of prior periods	(1,554)	100	-	325
(Expense) tax paid abroad	-	(2,677)	-	(2)
Total current income tax (expense)	(1,563)	(2,966)	(9)	323

(1)	IFRS adjustments with no tax effects are:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Other accounting expenses with no tax effects	345,943	315,554	115,268	107,276
Accounting provisions	104,047	62,164	45,567	28,613
Untaxed dividends of subsidiaries	68,456	50,859	64,214	10,000
Exchange difference, net	63,107	(60,136)	29,626	(3,165)
Other accounting not for tax purposes (revenue), net	9,351	24,295	12,125	30,474
Taxed actuarial estimation	1,294	1,642	540	547
Taxed leases	(215,834)	(184,556)	(70,448)	(54,348)
Net results using the equity method	(146,570)	(164,153)	(45,338)	(54,328)
Non-accounting costs for tax purposes	(79,211)	(57,712)	(8,044)	(37,534)
Recovery of provisions	(58,496)	(26,387)	(17,839)	(19,255)
Excess personnel expenses for tax purposes over accounting purposes	(41,445)	(39,571)	11,950	(8,250)
Excess tax depreciation over accounting depreciation	(19,835)	(37,252)	(5,892)	(12,564)
Non-deductible taxes	-	(63)	-	(26)
Total	30,807	(115,316)	131,729	(12,560)

The components of income tax income recorded in the income statement are as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Deferred income tax gain (Note 23.4)	106,576	58,617	19,143	24,807
Adjustment in respect of current income tax of prior periods	(1,554)	100	-	325
(Expense) tax on casual profits	(9)	(389)	(9)	-
(Expense) tax paid abroad	-	(2,677)	-	(2)
Total income tax	105,013	55,651	19,134	25,130

Note 23.4. Deferred tax

	September 30, 2024			December 31, 2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	600,647	-	600,647	619,900	-	619,900
Tax losses	352,255	-	352,255	259,118	-	259,118
Tax credits	61,449	-	61,449	61,449	-	61,449
Excess presumptive income	21,495	-	21,495	21,495	-	21,495
Trade payables and other payables	9,715	-	9,715	11,389	-	11,389
Investment property	-	(43,687)	(43,687)	-	(41,499)	(41,499)
Buildings	-	(217,708)	(217,708)	-	(138,744)	(138,744)
Goodwill	-	(124,877)	(124,877)	-	(217,687)	(217,687)
Right of use asset	-	(518,359)	(518,359)	-	(542,196)	(542,196)
Other	110,551	(14,804)	95,747	113,543	(16,108)	97,435
Total	1,156,112	(919,435)	236,677	1,086,894	(956,234)	130,660

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Gain from deferred tax recognized in income	106,576	58,617	19,143	24,807
(Expense) gain from deferred tax recognized in other comprehensive income	(559)	4,339	884	(304)
Total movement of net deferred tax	106,017	62,956	20,027	24,503

Temporary differences related to investments in subsidiaries, associates and joint ventures, for which no deferred tax liabilities have been recognized at September 30, 2024 amounted to $1,478,141 (at December 31, 2023 - $971,259).

Note 23.5. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2024 or 2023 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	September 30, 2024	December 31, 2023
Collections on behalf of third parties (1)	167,527	132,776
Derivative financial instruments (2)	432	11,299
Derivative financial instruments designated as hedge instruments (3)	130	5,488
Total derivative instruments and collections on behalf of third parties	168,089	149,563

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $144,630 (at December 31, 2023 - $60,594) with related parties (Note 9.6).

(2)	The detail of maturities of these instruments at September 30, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	311	121	-	-	432

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At September 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Loans and borrowings	USD/COP	1 USD / $4,200.51	130

The detail of maturities of these hedge instruments at September 30, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	130	-	-	-	130

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 25. Other liabilities

The balance of other liabilities is shown below:

	September 30, 2024	December 31, 2023
Deferred revenues (1)	124,479	200,205
Advance payments under lease agreements and other projects	3,398	2,353
Advances for the sale of inventory of real estate projects (2)	3,320	-
Repurchase coupon	287	239
Instalments received under “plan resérvalo”	159	160
Total other liabilities	131,643	202,957
Current	128,767	200,604
Non-Current	2,876	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred Revenue
Balance at December 31, 2022	143,074
Additions	1,343,788
Revenue recognized	(1,379,212)
Balance at September 30, 2023	107,650

Balance at December 31, 2023	200,205
Additions	4,392,491
Revenue recognized	(4,468,217)
Balance at September 30, 2024	124,479

(2)	Correspond to advances for the sale of inventories of the Montería Centro real estate project for $2,070 and Éxito La Colina for $1,250.

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At September 30, 2024, and at December 31, 2023, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At September 30, 2024, and at December 31, 2023, the number of subscribed shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights granted on the shares correspond to voice and vote for each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for payments of future dividend.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	September 30, 2024			September 30, 2023			December 31, 2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(4,752)	-	(4,752)	(5,401)	-	(5,401)	(4,493)	-	(4,493)
Remeasurement on defined benefit plans	(5,059)	1,793	(3,266)	(652)	334	(318)	(5,059)	1,793	(3,266)
Translation exchange differences	(2,308,669)	-	(2,308,669)	(1,862,795)	-	(1,862,795)	(2,288,677)	-	(2,288,677)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	10,353	2,052	12,405	9,768	(189)	9,579	8,756	2,611	11,367
Total other accumulated comprehensive income	(2,327,104)	3,845	(2,323,259)	(1,878,057)	145	(1,877,912)	(2,308,450)	4,404	(2,304,046)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Retail sales (1)	10,923,636	10,759,100	3,710,405	3,618,404
Service revenue (2)	287,768	264,018	97,466	88,073
Other revenue (3)	40,236	44,424	7,519	12,013
Total revenue from contracts with customers	11,251,640	11,067,542	3,815,390	3,718,490

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount corresponds the following items:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Retail sales, net of sales returns and rebates	10,920,786	10,711,892	3,710,405	3,618,404
Sale of inventories of real estate project (a)	2,850	47,208	-	-
Total retail sales	10,923,636	10,759,100	3,710,405	3,618,404

(a)	As of September 30, 2024, it corresponds to the sale of 14.04% of Exito Occidente real estate project. As of September 30, 2023, it corresponds to the sale of the Galería La 33 real estate project.

(2)	Revenues from services and rental income comprise:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Distributors	61,526	64,794	20,449	19,921
Advertising	55,787	61,508	19,982	21,971
Lease of real estate	41,968	41,570	14,536	12,870
Commissions	40,116	12,388	13,098	4,463
Lease of physical space	38,537	29,606	14,099	11,052
Administration of real estate	16,202	15,364	5,006	4,542
Banking services	15,370	16,474	4,649	5,947
Transport	9,112	8,554	3,381	2,748
Money transfers	5,673	6,963	1,057	2,183
Other services	3,477	6,797	1,209	2,376
Total service revenue	287,768	264,018	97,466	88,073

3)	Other revenue relates to:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Marketing events	11,954	14,384	4,217	4,506
Collaboration agreements (a)	7,895	6,251	2,419	564
Leverages of assets	4,510	4,170	1,431	2,292
Royalty revenue	3,016	2,798	566	1,661
Financial services	2,549	2,502	778	741
Fee real estate projects	1,601	1,371	386	271
Recovery of other liabilities	1,930	4,055	229	52
Technical assistance	1,363	1,144	450	418
Use of parking spaces	897	1,327	266	445
Recovery of provisions	-	-	(3,500)	-
Other	4,521	6,422	277	1,063
Total other revenue	40,236	44,424	7,519	12,013

(a)	Represents revenue from the following collaboration agreements:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Redeban S.A.	3,843	2,795	1,261	893
Éxito Media	1,969	1,779	871	657
Autos Éxito	1,234	-	(166)	-
Alianza Sura	830	1,587	452	(1,015)
Moviired S.A.S.	19	90	1	29
Total revenue from collaboration agreements	7,895	6,251	2,419	564

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Employee benefits (Note 29)	615,419	616,249	203,862	217,130
Depreciation and amortization	344,393	331,990	114,402	111,690
Taxes other than income tax	172,324	167,044	49,355	46,807
Fuels and power	141,327	141,475	44,765	47,356
Repairs and maintenance	118,150	114,014	33,597	39,443
Advertising	70,878	73,907	24,145	26,516
Services	64,448	72,204	16,469	24,675
Security services	64,336	62,297	21,806	18,635
Commissions on debit and credit cards	58,166	59,785	19,489	19,745
Professional fees	51,001	51,187	16,748	16,568
Administration of trade premises	47,352	42,854	15,699	14,513
Cleaning services	40,986	38,110	13,181	12,247
Leases	37,770	42,370	12,650	12,441
Transport	37,623	31,711	12,715	10,641
Insurance	27,979	29,785	8,252	10,568
Expected credit loss expense (Note 7.1)	20,819	11,014	11,133	3,804
Commissions	10,757	12,526	3,288	4,220
Outsourced employees	10,686	11,718	2,656	3,720
Packaging and marking materials	8,427	10,626	3,005	3,857
Cleaning and cafeteria	6,664	6,991	2,103	2,256
Other commissions	6,012	5,788	2,001	1,674
Stationery, supplies and forms	5,367	4,214	2,032	1,571
Provision expenses for legal proceedings	4,875	5,271	3,120	2,156
Other provision expenses	4,304	3,756	1,262	968
Legal expenses	4,117	5,072	1,073	1,702
Seguros Éxito collaboration agreement	3,324	481	-	-
Ground transportation	3,021	3,239	937	1,069
Travel expenses	2,684	9,899	986	2,867
Autos Éxito collaboration agreement	-	918	(166)	307
Other	212,793	178,133	74,357	64,307
Total distribution, administrative and selling expenses	2,196,002	2,144,628	714,922	723,453
Distribution expenses	1,459,262	1,380,698	472,500	457,492
Administrative and selling expenses	121,321	147,681	38,560	48,831
Employee benefit expenses	615,419	616,249	203,862	217,130

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Wages and salaries	520,271	519,079	172,982	182,982
Contributions to the social security system	7,975	7,850	2,333	2,689
Other short-term employee benefits	30,153	30,890	9,985	10,681
Total short-term employee benefit expenses	558,399	557,819	185,300	196,352

Post-employment benefit expenses, defined contribution plans	45,977	43,913	14,914	15,263
Post-employment benefit expenses, defined benefit plans	2,006	1,875	599	555
Total post-employment benefit expenses	47,983	45,788	15,513	15,818

Termination benefit expenses	1,016	736	520	554
Other long-term employee benefits	183	116	79	59
Other personnel expenses	7,838	11,790	2,450	4,347
Total employee benefit expenses	615,419	616,249	203,862	217,130

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating revenues (expenses) and other (losses) gains, net

Other operating revenues

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Reversal of allowance for expected credit losses (Note 7.1)	14,060	9,855	7,419	3,183
Recovery employee liabilities	7,498	-	-	-
Recovery of provisions for legal proceedings	4,793	2,103	1,146	795
Recovery of other provisions	3,675	372	3,499	37
Other indemnification (1)	3,581	2,021	1,008	644
Recovery of restructuring expenses	1,686	1,265	1	468
Insurance indemnification	1,291	2,371	241	1,807
Recovery of costs and expenses from taxes other than income tax	1,184	1,315	-	(1)
Recovery of provisions from taxes other than income tax	242	3,336	1	(1)
Total other operating revenue	38,010	22,638	13,315	6,932

(1)	Includes indemnities paid by Rappi S.A.S. for losses from the turbo operation in amount of $2,097.

Other operating expenses

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Restructuring expenses	(54,398)	(21,024)	(24,407)	(5,012)
Other provisions (1)	(12,461)	-	(7,266)	-
Other (2)	(13,883)	(38,030)	(337)	(19,365)
Total other operating expenses	(80,742)	(59,054)	(32,010)	(24,377)

(1)	Corresponds to store and shops close plan.

(2)	Corresponds to:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Fees for the reporting process in the New York and Sao Paulo stock exchanges	(11,948)	(32,923)	(408)	(16,773)
Fees for the projects for the implementation of norms and laws	(1,134)	(3,735)	71	(1,720)
Others	(801)	(1,372)	-	(872)
Total	(13,883)	(38,030)	(337)	(19,365)

Other (losses) gains, net:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
(Loss) from write-off of property, plant and equipment and intangible	(4,486)	(5,254)	(412)	(665)
Gain from the early termination of lease contracts	1,354	388	237	123
Others	(2)	-	(2)	-
Total other (losses), net	(3,134)	(4,866)	(177)	(542)

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Gain from exchange differences	33,870	131,044	896	7,854
Gain from fair value changes in derivative financial instruments	16,052	1,131	(5,272)	832
Gain from liquidated derivative financial instruments	13,598	35,730	9,622	3,569
Interest income on cash and cash equivalents (Note 6)	1,968	10,480	16	3,173
Interest from investment in finance leases	302	320	97	104
Other financial income	1,932	3,922	560	680
Total financial income	67,722	182,627	5,919	16,212

Interest expense on loan and borrowings (Note 19)	(153,637)	(160,600)	(52,084)	(62,446)
Interest expense on lease liabilities (Note 14.2)	(111,063)	(96,934)	(36,383)	(33,804)
(Loss) from exchange differences	(57,225)	(84,820)	(5,506)	121
Factoring expenses	(26,108)	(48,519)	(4,196)	(8,979)
Loss from liquidated derivative financial instruments	(22,426)	(65,806)	(1,417)	(27,789)
Commission expenses	(4,128)	(4,767)	(635)	(877)
Loss from fair value changes in derivative financial instruments	(431)	(28,226)	571	10,130
Other financial expenses	(3,351)	(3,733)	(1,173)	(1,220)
Total financial cost	(378,369)	(493,405)	(100,823)	(124,864)
Net financial result	(310,647)	(310,778)	(94,904)	(108,652)

Note 32. Share of income in subsidiaries and joint ventures

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Spice Investments Mercosur S.A.	144,852	167,841	36,649	39,649
Patrimonio Autónomo Viva Malls	75,410	71,491	33,132	28,664
Éxito Industrias S.A.S.	17,066	14,096	6,402	4,613
Logística, Transportes y Servicios Asociados S.A.S.	6,155	2,838	2,893	985
Puntos Colombia S.A.S.	5,615	1,258	1,633	(398)
Almacenes Éxito Inversiones S.A.S.	5,036	2,287	1,846	949
Éxito Viajes y Turismo S.A.S.	2,608	3,067	947	708
Transacciones Energéticas S.A.S. E.S.P.	816	(302)	94	(124)
Depósitos y Soluciones Logísticas S.A.S.	1	198	3	16
Gestión y Logística S.A.	(50)	(24)	(65)	(4)
Patrimonio Autónomo Iwana	(99)	(86)	(17)	(7)
Marketplace Internacional Éxito y Servicios S.A.S.	(469)	(64)	(81)	26
Sara ANV S.A.	(1,301)	(222)	(424)	(180)
Onper Investments 2015 S.L.	(38,134)	(22,660)	(18,265)	3,277
Compañía de Financiamiento Tuya S.A.	(70,936)	(75,565)	(19,409)	(23,846)
Total	146,570	164,153	45,338	54,328

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding for the periods ended September 30, 2024 and 2023.

The calculation of basic earnings per share for all years presented is as follows:

In financial income for the period:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Net (loss) profit attributable to shareholders	(91,331)	7,249	(34,733)	(31,685)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted (loss) earnings per share (in Colombian pesos)	(70.37)	5.59	(26.76)	(24.41)

In total comprehensive income:

	January 1 to September 30		July 1 to September 30
	2024	2023	2024	2023
Net profit (loss) attributable to the shareholders	(110,544)	(903,761)	(157,848)	(349,836)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted earnings (loss) per share (in Colombian pesos)	(85.17)	(696.35)	(121.62)	(269.55)

Note 34. Impairment of assets

No impairment on financial assets were identified at September 30, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 7).

At December 31, 2023, the Company completed the annual impairment testing for non-financial assets, which is duly disclosed in the separate financial statements presented at the closing of this year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Equity investments (Note 11)	10,658	10,658	10,676	10,676
Derivative financial instruments forwards (Note 11)	5,752	5,752	-	-
Financial assets measured at fair value through profit or loss (Investments in private equity funds (Note 11)	418	418	472	472
Derivative swap contracts denominated as hedge instruments (Note 11)	26	26	2,378	2,378
Non-financial assets
Investment property (Note 13)	64,679	162,617	65,328	162,617
Investment property held for sale (Note 39)	2,645	4,505	2,645	4,505
Financial liabilities
Loans and borrowings (Note 19)	1,922,415	1,924,988	815,518	815,866
Derivative financial instruments forwards (Note 24)	432	432	11,299	11,299
Forward contracts denominated as hedge instruments (Note 24)	130	130	5,488	5,488

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract.
Market representative exchange rate on the date of valuation.
Forward points of the Peso-US Dollar forward market on the date of valuation.
Number of days between valuation date and maturity date.
Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices	The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 2	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (12% - 17%) Vacancy rate (0% - 58.94%) Terminal capitalization rate (8.25% - 9.50%)

Investment property	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 2	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.
Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1, level 2 and level 3 hierarchies during the period ended at September 30, 2024.

Note 36. Contingencies

Contingent Assets

There are no contingent assets for disclose at September 30, 2024.

Contingent Liabilities

Contingent liabilities at September 30, 2024 and at December 31, 2023 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting to $42,210 (December 31, 2023 - $40,780) regarding notice of special requirement 112382018000126 of September 17, 2018, informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2023 - $11,830).

-	Nullity of Official Revision Liquidation GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies 2019 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI-DT-RS-282-2023 dated October 27, 2023, which resolves the reconsideration appeal, in the amount of $3,766 (December 31, 2023 - $-).

-	Nullity of the Official Revision Liquidation GGI-FI-LR-50712-22 dated November 2, 2022, through which it modifies 2018 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI.DT-RS-282-2023 dated October 27, 2023, which resolves the reconsideration appeal, in the amount of $3,285 (December 31, 2023 - $-)

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211).

-	Nullity of the Official Revision Liquidation GGI-FI-LR-50720-22 dated December 6, 2022, through which it modifies the 2020 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI-DT-RS-329-2023 dated December 4, 2023, which resolves the Reconsideration Appeal, in the amount of $2,652 (December 31, 2023 - $-).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4279 of April 8, 2021 whereby the Company is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018, in amount of $2,130 (December 31, 2023 - $2,130).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 of February 24, 2021, whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 of November 10, 2021, whereby an appeal for reconsideration is resolved, in the amount of $1,226 (December 31, 2023 - $1,226).

(b)	Guarantees:

-	The Company granted a bank collateral on behalf PriceSmart Colombia S.A.S., valid from June 20, 2024, to June 20, 2025, for guarantee the payment for the purchase of merchandise (goods and supplies), in amount of $4,000.

-	The Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At September 30, 2024, the balance is $3,967 (December 31, 2023 - $3,967).

-	The Company granted a financial collateral on behalf its subsidiary Transacciones Energéticas S.A.S. E.S.P. for $- (December 31, 2023 - $3,000) to cover a potential default of its obligations for the charges for the use of local distribution and regional transmission systems to the market and to the agents where the service is provided.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the period ended at September 30, 2024 the amount paid was $15,145.

The Company´s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Note 38. Seasonality of transactions

The Company´s operation and cash flow cycles indicate certain seasonality in operating and financial results, as well as financial indicators associated with liquidity and working capital, once there is a concentration during the first and the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year. The administration manages these indicators in order to control that risks do not materialize and for those that could materialize it implements action plans in timely; additionally, it monitors the same indicators in order to keep them within industry standards.

Note 39. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	September 30, 2024	December 31, 2023
Investment property	2,645	2,645

It corresponds to the La Secreta land negotiated with the buyer during 2019. As of September 30, 2024, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020, and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 40. Financial risk management policy

At December 31, 2023, the Company duly disclosed the capital risk management and financial risk management policies in the separate financial statements presented at the closing of this year. There are no changes in these policies during the period for nine months ended at September 30, 2024.

Note 41. Subsequent events

No events have occurred subsequent to the date of the reporting period that represent significant changes in the financial position and the operations of the Company due to their relevance are required to be disclosed in the financial statements.

Almacenes Éxito S.A.

Certification by the Companie’s Legal Representative and Head Accountant

Envigado, November 12, 2024

We, the undersigned Legal Representative and Head Accountant of Almacenes Éxito S.A. each of us duly empowered and under whose responsibility the accompanying financial statements have been prepared, do hereby certify that regarding the interim separated financial statements, the following assertions therein contained have been verified prior to making them available to you and to third parties:

1.	All assets and liabilities included in the interim separated financial statements, exist, and all transactions included in said interim separated financial statements have been carried out during the period ended September 30, 2024 and September 30, 2023.

2.	All economic events achieved by the Company during the period ended September 30, 2024 and June 30, 2023, have been recognized in the interim separated financial statements.

3.	Assets represent likely future economic benefits (rights), and liabilities represent likely future economic sacrifice (obligations) obtained by or in charge of the Company at September 30, 2024 and at December 31, 2023.

4.	All items have been recognized at proper values.

5.	All economic events affecting the Company have been properly classified, described and disclosed in the interim separated financial statements.

We do certify the above assertions pursuant to section 37 of Law 222 of 1995.

Further, the undersigned legal representative of Almacenes Éxito S.A., does hereby certify that the interim separated financial statements and the operations of the Company at September 30, 2024 and at December 31, 2023, are free of fault, inaccuracy or misstatement that prevent users from having a true view of its financial position.

This certification is issued pursuant to section 46 of Law 964 of 2005.

Finally, we inform that this accompanying interim separated financial statements for the period ended September 30, 2024, and September 30, 2023, were subjected to a limited review under the International Standard for Review Engagements NITR 2410 (ISRE 2410) - Review of interim financial information, carried out by the Company’s statutory auditor. The report of the statutory auditor for the period ended September 30, 2024, is an integral part of these interim separated financial statements.